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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   11 )*
                                           -----


                              AST RESEARCH, INC.
         -------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 par value
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   001907104
                   -----------------------------------------
                                 (CUSIP Number)

                            Thomas D. Magill, Esq.
                            Gibson, Dunn & Crutcher LLP
                                 4 Park Plaza
                               Irvine, CA 92614
                                (714) 451-3855
         -------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 July 11, 1996
              ---------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-(1)a for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 -----------------------                                  ---------------------
  CUSIP NO. 001907104          SCHEDULE 13D                PAGE 2 OF 5 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (a)  Samsung Electronics Co., Ltd.
      (b)  Samsung Electronics America, Inc.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

             WC
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5        ITEMS 2(d) or 2(e)                                               [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      (a)   Korea
      (b)   New York
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            30,789,336

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             30,789,336

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      30,789,336

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      49.5%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Amendment No. 11 amends and supplements the Schedule 13D dated March 6, 1995, as amended (the "Schedule 13D") of Samsung Electronics Co., Ltd., a Korean corporation and its subsidiary Samsung Electronics America, Inc., a New York corporation (collectively, "Samsung"), with respect to the Common Stock, $.01 par value, of AST Research, Inc., a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Pursuant to the terms of the Letter of Credit Agreement dated as of July 31, 1995 between Samsung and the Company (the "Agreement"), on July 11, 1996 Samsung advanced to the Company $60 million for the purpose of partially repaying a $90 million promissory note (the "Tandy Note") due to Tandy Corporation ("Tandy") related to the 1993 acquisition by the Company of Tandy's personal computer manufacturing operations. Under the terms of the Agreement, Samsung has elected to receive shares of the Company's Common Stock in full repayment of the $60 million advance. Accordingly, on July 11, 1996, the Company issued to Samsung 8,499,336 additional shares of Common Stock at a per share price of $7.06 (the average per share closing price of the Common Stock for the 20 consecutive trading days ending July 10, 1996). As a result of such issuance, and the issuance to Tandy by the Company of 4,498,594 shares of Common Stock in repayment of the remaining $30 million balance of the Tandy Note, Samsung beneficially owns 30,789,336 shares of Common Stock, or 49.5% of the outstanding shares.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT NO.
     -----------

        21     Letter of Credit Agreement dated as of July 31, 1995

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 11, 1996

                                       SAMSUNG ELECTRONICS CO., LTD.

                                       /s/ Heon H. Chung
                                       ----------------------------------------
                                       Name:  Heon H. Chung
                                       Title: Executive Director

                                       SAMSUNG ELECTRONICS AMERICA, INC.

                                       /s/ Bo-Soon Song
                                       ----------------------------------------
                                       Name:  Bo-Soon Song
                                       Title: Executive Director

                                 EXHIBIT INDEX

Exhibit No.                         Description
- -----------                         -----------

  21                        Letter of Credit Agreement dated as of July 31, 1995